Filed Pursuant to Rule 433
Dated November 9, 2006
Registration Statement No. 333-132616
PROLOGIS
PRICING TERM SHEET

5.625% Notes due 2016

Issuer:	ProLogis

Security:	5.625% Notes due 2016

Size:	$550,000,000

Maturity Date:	November 15, 2016

Coupon:	5.625% per annum, payable semi-annually

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2007

Price to Public:	99.592%

Underwriting Discount:	0.650%

Net Proceeds, Before Expenses, to
Prologis:	$544,181,000

Spread to Benchmark Treasury:	+ 105 bp

Benchmark Treasury:	4.875% due 8/16

Benchmark Treasury Spot:	101-29

Benchmark Treasury Yield:	4.629%

Reoffer Yield:	5.679%

Make-Whole Call:	Treasury Rate + 20 basis points

Expected Settlement Date:	November 14, 2006

CUSIP / ISIN:	743410AN2 / US743410AN28

Ratings:	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
RBS Greenwich Capital

Senior Co-Managers:	ABN AMRO Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Co-Managers:	Calyon Securities (USA) Inc.
Daiwa Securities America Inc.
Scotia Capital (USA) Inc.
SG America Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com, by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407 or by contacting RBS Greenwich Capital by telephone (toll free) at 1-866-884-2071 or by email at offeringmaterials@rbsgc.com.